Exhibit 99.2

Disclosure of Transactions in Own Shares

Paris, November 6, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 30 to November 3, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
30/10/2023	520,063	63.310013	32,925,195.29	XPAR
30/10/2023	388,000	63.274170	24,550,377.96	CEUX
30/10/2023	77,000	63.219276	4,867,884.25	TQEX
30/10/2023	42,000	63.250260	2,656,510.92	AQEU
31/10/2023	541,107	63.073842	34,129,697.42	XPAR
31/10/2023	320,000	63.098262	20,191,443.84	CEUX
31/10/2023	55,000	63.097025	3,470,336.38	TQEX
31/10/2023	35,000	63.099341	2,208,476.94	AQEU
01/11/2023	541,752	63.708154	34,514,019.85	XPAR
01/11/2023	300,000	63.714936	19,114,480.80	CEUX
01/11/2023	70,000	63.715663	4,460,096.41	TQEX
01/11/2023	30,000	63.713345	1,911,400.35	AQEU
02/11/2023	539,464	63.872795	34,457,073.48	XPAR
02/11/2023	298,000	63.856019	19,029,093.66	CEUX
02/11/2023	70,000	63.863747	4,470,462.29	TQEX
02/11/2023	32,000	63.854082	2,043,330.62	AQEU
03/11/2023	521,969	63.065428	32,918,198.39	XPAR
03/11/2023	250,000	63.090423	15,772,605.75	CEUX
03/11/2023	70,000	63.087880	4,416,151.60	TQEX
03/11/2023	30,000	63.101258	1,893,037.74	AQEU
Total	4,731,355	63.406756	299,999,873.94

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).